JOSEPH GUNNAR & CO., LLC
30 Broad Street, 11th Fl

New York, NY 10004

February 12, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Blink Charging Co. (the “Company”)
File No. 333-214461
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters, hereby join in the request of the Company that the effective time of the above-referenced Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Monday, February 12, 2018, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 under the Securities Act, please be advised that during the period from January 30, 2018 to the date of this letter, we distributed over 300 “E-red” copies of the Preliminary Prospectuses, dated January 30, 2018, February 5, 2018, February 7, 2018 and February 9, 2018, to underwriters, institutions, dealers and others.

We have and will comply, and have been informed by the participating underwriters that they have and will comply, with the requirement of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

JOSEPH GUNNAR & CO., LLC
Acting on behalf of themselves and as representative of the several underwriters

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking/Underwritings